EX-FILING FEES
Calculation of Filing Fee Tables

SC TO-I/A
(Form Type)

MSC INCOME FUND, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$3,968,531.78	0.0001531	$607.58
Total Transaction Valuation	$3,968,531.78
Total Fees Due for Filing			$607.58
Total Fees Previously Paid	—		$594.09
Total Fee Offsets			—
Net Fee Due			$13.49

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